August 2, 2024

VIA ELECTRONIC TRANSMISSION Securities & Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re:	Northern Lights Variable Trust, File Nos. 333-131820 and 811-21853

Dear Sir/Madam:

On behalf of Northern Lights Variable Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 282 to the Trust’s Registration Statement under the Securities Act of 1933. The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose for this filing is to create a new series of the Trust, the Bain Capital Equity Opportunities Fund.

If you have any questions, please contact Andrew Davalla at (216) 566-5706.

Very truly yours,

/s/ Andrew Davalla
Andrew Davalla

Thompson Hine llp Attorneys at Law	41 South High Street Suite 1700 Columbus, Ohio 43215-6101	www.ThompsonHine.com O: 614.469.3200 F: 614.469.3361